

Mail Stop 4631   July 25, 2016

<u>Via E-mail</u>
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re: Tecnoglass Inc.**
> **Post-Effective Amendment No. 5 to Form S-1 on Form S-1**
> **Filed June 28, 2016**
> **File No. 333-193882**

Dear Mr. Dias:

We have reviewed your post-effective amendment and have the following comment.

<u>Note 7. Debt, page FS-52</u>

1.   We note your disclosure in your form 10-Q for the period ended March 31, 2016 that certain obligations include covenants and events of default including requirements that the Company maintain a minimum debt to EBITDA ratio, a minimum debt service ratio, total debt to total assets ratio and sales growth ratios. Please revise your filing to disclose whether you were in compliance with such covenants at the end of the periods presented.

Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
        Jeffrey Gallant, Esq.
        Graubard Miller